ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

05005161

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248

January 10, 2005

VIA: COURIER

SUPPL

PROCESSED
JAN 13 2005
THOMSON FINANCIAL

RECEIVED JAN 11 2005 PROCESSING SECTION 185 WASH., D.C.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since December, 2004 (date of most recent submission) pursuant to the laws of Canada:		
a. news releases	immediately	Issuer
i. December 10, 2004		
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. N/A		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. N/A		

dlw 1/13

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Michael Kennedy

MK/jgs
Enclosures

BIOMS MEDICAL™

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BIOMS MEDICAL RECEIVES UK APPROVAL FOR PIVOTAL MULTIPLE SCLEROSIS TRIAL

Edmonton, Alberta, December 10, 2004 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced it has received a Notice of Acceptance from the UK Medicines and Healthcare products Regulatory Agency (MHRA) for its pivotal Phase II/III clinical trial of MBP8298, a proprietary synthetic peptide for the treatment of secondary progressive multiple sclerosis (SPMS).

"With this approval, we will now be able to expand our recently initiated pivotal SPMS trial beyond Canada into the United Kingdom, another jurisdiction with a significant MS population," said Kevin Giese, President of BioMS Medical. "This approval is an important milestone in our strategy for developing MBP8298 on an international basis, with the goal of incorporating additional territories moving forward."

The trial is a double-blind, placebo-controlled study involving up to 553 patients in both countries combined. Patients will be administered either MBP8298 or placebo intravenously every six months for a period of two years. While SPMS patients with any genetic profile will be included, the primary clinical endpoint for the trial is defined as a statistically and clinically significant increase in the time to confirmed worsening of disability as measured by the Expanded Disability Status Scale (EDSS) in the previously identified responder group, patients with immune response genes HLA-DR2 or HLA-DR4. Patients with these immune response genes account for up to 75% of the MS patient population.

About BioMS Medical Corp.
BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's lead drug, MBP8298, is a patented technology for the treatment of multiple sclerosis and is currently in a pivotal Phase II/III clinical trial. The Company is poised to initiate a Phase I clinical trial for HYC750, a therapeutic designed to mobilize stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS also has an equity interest in BioCyDex, a private company developing technology for the delivery of drugs into cells.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future

events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
wrgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com